Exhibit 99.1

TELUS Digital Files Management Information Circular and Announces Receipt of Interim Order In Respect of Arrangement with TELUS Corporation

TELUS Digital’s independent Special Committee unanimously recommends that shareholders vote IN FAVOUR of the Arrangement

Arrangement provides a 52.0% premium over the unaffected price, with multiple consideration options available to shareholders

VANCOUVER, British Columbia – September 18, 2025 – TELUS International (Cda) Inc. (“TELUS Digital”) (NYSE & TSX: TIXT) today announced that it has filed its management information circular (the “Circular”) and accompanying materials in connection with the special meeting of shareholders (the “Special Meeting”) to be held virtually at 9:00 a.m. (Vancouver time) on October 27, 2025 to consider the proposed arrangement with TELUS Corporation (“TELUS”) (TSX: T, NYSE: TU) (the “Arrangement”). TELUS Digital also announced that on September 17, 2025, the Supreme Court of British Columbia granted an interim order in respect of the Arrangement, authorizing the calling and holding of the Special Meeting and setting out certain procedures to follow in respect of the Special Meeting.

The Circular provides shareholders with comprehensive information regarding the Arrangement under which TELUS will acquire all outstanding multiple voting shares and subordinate voting shares of TELUS Digital not already owned by TELUS for US$4.50 per share, reflecting aggregate consideration of US$539 million.

Immediate and Long-Term Value for Shareholders

TELUS Digital’s Special Committee of independent directors (the “Special Committee”), having consulted with management and the Special Committee’s legal and financial advisors in evaluating the Arrangement, believes the Arrangement provides more immediate value to minority shareholders on a risk-adjusted basis than is expected to be realizable by TELUS Digital as a stand-alone entity in the foreseeable future. The Arrangement is expected to enable enhanced AI and SaaS transformation capabilities across TELUS’ telecommunications, health, and agriculture and consumer goods businesses, while accelerating TELUS Digital’s global growth in key verticals including financial technology, gaming and technology, communications and media, and health.

Highlights:

●	Unanimous board recommendation (with interested directors abstaining) following a rigorous independent Special Committee review process
●	US$4.50 per share represents a 52.0% premium over the unaffected closing price of US$2.96 per subordinate voting share on the New York Stock Exchange (the “NYSE”) on June 11, 2025, and a 62.6% premium over the 30-day volume-weighted unaffected average price of TELUS Digital subordinate voting shares on the NYSE prior to June 12, 2025
●	Transaction valued at US$539 million in aggregate consideration
●	Multiple consideration options for TELUS Digital shareholders provide flexibility and allow future participation in TELUS growth, subject to proration described below

Pursuant to the Arrangement Agreement, shareholders can elect to receive one of three consideration options for each TELUS Digital share: (i) US$4.50 in cash, (ii) 0.273 of a TELUS common share, or (iii) a combination of US$2.25 in cash and 0.136 of a TELUS common share. Shareholders electing options (ii) or (iii) will be subject to proration such that the aggregate consideration will include no more than 25% in TELUS common shares.

Independent Process Confirms Fair Value

Following an extensive independent review process, the Special Committee unanimously determined that the Arrangement is in the best interests of TELUS Digital and fair to minority shareholders. The Special Committee unanimously recommended the Arrangement to the Board of Directors. The TELUS Digital Board of Directors unanimously recommend (with interested directors abstaining) that shareholders vote IN FAVOUR of the Arrangement. This determination was supported by, among other considerations, a rigorous negotiation process that resulted in an increase to TELUS’ original offer from US$3.40 to US$4.50 per subordinate voting share. The reasons for the TELUS Digital Board’s unanimous recommendation are more fully described under the headings “Recommendation of the Board and the Special Committee” and “Special Factors – Reasons for the Arrangement” in the Circular.

Strong Shareholder Support Secured

The transaction is supported by Riel B.V. (indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1., BPEA Private Equity Fund VI, L.P.2 and certain of its affiliates) (“EQT”), TELUS Digital’s largest minority shareholder. As of September 12, 2025, the record date for the Special Meeting, following EQT’s conversion of its multiple voting shares, EQT holds approximately 37.7% of the outstanding subordinate voting shares of TELUS Digital. All of TELUS Digital’s directors and officers, holding or having control or direction over approximately 2.9% of the outstanding subordinate voting shares (following the conversion by EQT of its multiple voting shares), have also agreed to support the transaction.

If approved by shareholders, the transaction is expected to close at the end of October 2025, subject to final court approval and other customary conditions for a transaction of this type. The parties have determined that no FDI regulatory approvals are required in connection with the Arrangement and have therefore waived the related closing condition.

Receipt of Interim Order

On September 17, 2025, the Supreme Court of British Columbia granted an interim order providing for the calling and holding of the Special Meeting and certain other matters related to the Special Meeting and the Arrangement.

Comprehensive Information Available

The Circular includes detailed information on:

●	Terms and conditions of the Arrangement Agreement
●	Independent formal valuation and fairness opinions
●	Background to the transaction and negotiation process between the parties
●	Detailed rationale for the recommendations of the Special Committee and the Board of Directors
●	Voting procedures and shareholder rights

The Circular and related Special Meeting materials, as well as the Schedule 13E-3 transaction statement (the “Schedule 13E-3”) can be found on TELUS Digital’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. TELUS Digital is expected to commence the mailing of the Circular and related documents to shareholders shortly.

Shareholders who have not received their Special Meeting materials by October 6, 2025 should contact their broker, investment advisor or Laurel Hill Advisory Group, at 1-877-452-7184 toll-free in North America, or call collect outside North America at 1-416-304-0211, or by email at assistance@laurelhill.com.

Special Meeting and Voting Information

The Special Meeting on October 27, 2025 will be conducted virtually via live audio webcast. TELUS Digital shareholders can access the Special Meeting by visiting www.meetings.lumiconnect.com/400-570-171-578. Registered shareholders and their duly appointed proxyholders will be able to vote in real time and submit questions relevant to the Special Meeting at the Special Meeting by following the instructions set out in the Circular. Beneficial Shareholders should follow the instructions provided by their intermediary to ensure their vote is counted at the Special Meeting and should arrange for their intermediary to complete the necessary steps to ensure that they receive the consideration for their shares as soon as possible following the completion of the Arrangement.

TELUS Digital shareholders can vote online, via telephone or by mail. Detailed voting instructions are included in the Circular.

In order to become effective, the Arrangement, among other things, must be approved by at least (a) two-thirds (66⅔%) of votes cast by holders of subordinate voting shares and multiple voting shares present in person or represented by proxy at the Special Meeting, voting together as a single class and (b) a simple majority of the votes cast by holders of subordinate voting shares (excluding TELUS and its directors, senior officers and affiliates) in accordance with MI 61-101 at the Special Meeting.

Shareholders with questions or who need assistance voting should contact TELUS Digital’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (1-416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com.

Forward-Looking Statements

This news release contains statements about future events and plans at TELUS and TELUS Digital that are forward-looking which include, without limitation, statements relating to the transaction; available liquidities; the expected timing of, and conditions precedent to, completion of the transaction and the TELUS Digital Special Meeting; the attractiveness of the transaction from a financial perspective; the strength, complementarity and compatibility of TELUS Digital’s business with TELUS’ existing business and teams; the anticipated strategic, financial and other benefits of the transaction; general industry, economic, market and other conditions and factors which could have a material adverse effect on TELUS Digital or TELUS or the ability to consummate the transaction. Forward-looking statements are typically identified by the words assumption, goal, objective, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including, without limitation, assumptions regarding: the receipt of all requisite shareholder, court, stock exchange approvals; the realization of expected strategic, financial and other benefits of the transaction in the timeframe anticipated; economic and political environments and industry conditions; the ability to retain and attract new business, drive cross selling opportunities between the respective organizations; integration of the business acquired within anticipated time periods and at expected cost levels; the accuracy and completeness of public and other disclosure (including financial disclosure) by TELUS Digital and TELUS; absence of significant undisclosed costs or liabilities associated with the transaction; the ability to attract and retain key employees in connection with the transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the transaction and resulting impact on growth and accretion in various financial metrics. These assumptions may ultimately prove to have been inaccurate and, as a result, the actual results or other events may differ materially from the expectations expressed in, or implied by, the forward-looking statements.

The risks and the assumptions underlying the forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in TELUS’ 2024 annual MD&A, as supplemented by Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in TELUS’ interim MD&A for the second quarter ended June 30, 2025, and under the heading “Risk Factors” in the Schedule 13E-3, and in other TELUS and TELUS Digital public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at www.sedarplus.com) and in the United States (on EDGAR at www.sec.gov). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS and or TELUS Digital, or of the assumptions of TELUS and TELUS Digital.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements in this news release include, but are not limited to, the following: the integration of TELUS Digital into TELUS’ business; the dependence on key employees and the loss of certain key personnel of TELUS Digital; the possible failure to realize, in the timeframe anticipated or at all, the anticipated strategic, financial and other benefits of the transaction; the failure to close the transaction or change in the terms of the transaction; the uncertainty of obtaining in a timely manner, or at all, the requisite shareholder, court, stock exchange approvals; the inherent uncertainty associated with financial or other projections; increased indebtedness; transitional risk; potential undisclosed costs or liabilities associated with the transaction; the reliance on information provided by, and assumptions, judgments and allocations made by TELUS Digital; the possibility of litigation relating to the transaction; and risks related to the diversion of management’s attention from TELUS Digital’s ongoing business operations.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this news release describe TELUS Digital’s and TELUS’ respective expectations, and are based on their respective assumptions, as at the date of this news release and are subject to change after this date. TELUS and TELUS Digital disclaim any intention or obligation to update or revise any forward-looking statements except as required by law. This cautionary statement qualifies all of the forward-looking statements in this news release.

About TELUS Digital

TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iX™ is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com

Contact Information:

TELUS Digital Investor Relations

Olena Lobach

ir@telusdigital.com

TELUS Digital Media Relations

Ali Wilson

media.relations@telusdigital.com

TELUS Digital Special Committee Communications

Justine Hall

FGS Longview

Justine.Hall@fgslongview.com

Laurel Hill

Toll-Free (North America): 1-877-452-7184

Collect Calls (outside North America): +1 416-304-0211

Email:assistance@laurelhill.com